Exhibit (e)(1)

EXCERPTS FROM THE PROGINET CORPORATION’S PROXY STATEMENT
DATED NOVEMBER 22, 2006

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Information About Nominees

The following table sets forth certain information with respect to the nominees for directors of Proginet Corporation.

Name	Age	Position
John C. Daily (2)	63	Director, Chairman
George T. Hawes (1)	59	Director
Dr. E. Kelly Hyslop (3)	Not Available	Director
William Loscalzo (1)	58	Director
Stephen Sternbach (2)(3)	51	Director
Kevin M. Kelly	60	Director, President and Chief Executive Officer

(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.
(3) Member of the Nominating Committee of the Board of Directors.

John C. Daily has been Chairman of the Board since December 1998 and a Director of the Company since 1993. He had been Managing Director and Principal of Christian & Timbers, an executive search firm, since May 1997 until his retirement in December 2005. Mr. Daily also served as Senior Vice President of Handy HRM, an executive search firm, from 1995 to May 1997; and President and Chief Executive Officer of Image Business Systems, a software development company, from June 1994 to December 1994. Mr. Daily was also CEO of Systems Center, an enterprise software company that was acquired by Sterling Software, and before that he held a series of executive positions at IBM over a 20-year career.

George T. Hawes, CPA, has been a Director of the Company since August 2004 when he was appointed by the Board of Directors. Mr. Hawes who holds a B.B.A. in Accountancy from the University of Notre Dame, has more than 30 years’ experience in international finance and business. He has served with such companies as Avon Products Ltd. and Hurdman and Cranston Certified Public Accountants (now part of KPMG). Mr. Hawes, a private investor, sits on the Board of Directors of Midway Gold Corp., a gold exploration company headquartered in Vancouver, British Columbia and Oragenics Inc, a bio-technology company headquartered in Alachua, Florida, where he is also a member of the Audit Committee.

Dr. E. Kelly Hyslop has been a Director of the Company since September 1996. He practiced as a medical doctor from 1969 through 1995 and is now retired. He has been involved with many public and private emerging growth companies as a strategic and financial advisor.

William Loscalzo, CPA, has been a Director of the Company since September 2003. Since 1992, Mr. Loscalzo served as the managing member in Loscalzo & Company, LLC, a firm specializing in audit and consulting services for privately held companies. From 1983-1991, Mr. Loscalzo served in the management of various real estate and construction entities and previously spent seven years with Arthur Andersen & Co. Mr. Loscalzo is a member of the American Institute of Certified Public Accountants (AICPA), the New York State Society of CPAs and the New Jersey Society of CPAs and previously served on the New Jersey Society of CPA’s Accounting and Auditing Standards Committee. He received a Bachelor of Science degree in accounting from Fordham University and a Masters of Business Administration degree in taxation from Baruch College.

Stephen Sternbach has been a Director of the Company since November 1999. Mr. Sternbach has been the President, Chief Executive Officer and Director of Star Multi Care Services, Inc., a health care provider based on Long Island, since 1986. Star Multi Care was publicly traded on the NASDAQ Exchange under the Symbol SMCS, until the Company de-listed and went private in 2003. Mr. Sternbach holds a Masters degree in Public Administration from Syracuse University and a Business degree from Ithaca College.

Kevin M. Kelly has been a Director since 1992 and is the President and Chief Executive Officer of the Company. Mr. Kelly became President of the Company in June 1994, and had previously served as an outside director for 2 years. From 1992 to June 1994, Mr. Kelly served as Chief Operating Officer of CDC Systems, where he managed an armored car company of over 1500 employees. He was also Senior Vice President of Nationar Bank in New York from 1984 to 1992, a correspondent commercial bank, and previously he was Division Executive and Vice President of Chase Manhattan Bank over his 15 year career at Chase, a global banking organization. Mr. Kelly holds a Bachelor of Science degree in Mathematics from Iona College.

Director Compensation

In fiscal 2006, the Company compensated its non-employee directors $2,000 each per fiscal quarter, if a meeting was held, and granted 20,000 stock options at the fair value on the date of grant following their election to the Board of Directors by the stockholders. For fiscal 2007, the Company is currently evaluating an alternative compensation program for the directors as the Company is no longer granting stock options due to new accounting rules. The Company also compensates directors for reasonable expenses incurred in attending meetings of the Board of Directors.

Employment Contracts and Termination of Employment and Change-In-Control Agreements

The Company has entered into "management agreements" with each of the Named Executive Officers. If a change of control in the Company occurs, these agreements provide:

•
A lump sum payment equal to the present value of the aggregate of the executive's base compensation (equal to the highest rate of base compensation in effect during the three-year period immediately preceding the termination) for a six month period (Kevin M. Kelly - eighteen month period) following the termination and the aggregate amount of annual bonuses (equal to the highest aggregate amount of such bonuses that the executive received in any one of the three years preceding the termination) that the executive would have received for the six month period (Kevin M. Kelly - eighteen month period) following the termination.

•	Continuation at the Company's expense of all benefits to which the executive was entitled prior to termination for a period of six months (Kevin M. Kelly - eighteen months).

There are no other Management Contracts or Change in Control Agreements for any of the executives or employees of the Company.

Information About Non-Director Executive Officers

The following table sets forth certain information with respect to the non-director executive officers of the Company (as of October 3, 2006):

Thomas C. Bauer	50	Chief Technology Officer
Kevin Bohan	37	Chief Information Officer
Debra DiMaria	44	Chief Financial Officer, Corporate Secretary
John W. Gazzola	52	Senior Vice President of Sales
Arne H. Johnson	57	Senior Vice President of Strategic Planning and Marketing

Thomas C. Bauer has served as Chief Technology Officer since February 2003. He is the chief developer of the Xcom file transfer software, Fusion FMS, SecurPass and CyberFusion Integration Suite software. From 1985 through 2003, Mr. Bauer served as the Company’s Software Development Manager. Mr. Bauer graduated magna cum laude from Adelphi University in 1978 with a Bachelors of Business Administration degree.

Kevin Bohan has served as Chief Information Officer of the Company since February 2003. He joined the Company in 1989 as a Network Engineer, and became manager of Customer Support in 1994. He was named Vice President of Sales and Customer Support in 1998 and served as such through September 2001. In September 2001, Mr. Bohan was named Chief Technology Officer and in February 2003 was appointed Chief Information Officer. Previously, Mr. Bohan served on the Board of Directors of OSINET Corporation, a non-profit standards based software association, and has served as Chairman of the North American Open System Implementers Workshop at the United States National Institute of Standards and Technology. His standards work included work on directory services. Mr. Bohan holds a Bachelor of Arts degree in Accounting from Iona College. Kevin Bohan is Kevin M. Kelly’s nephew.

Debra DiMaria has served as Chief Financial Officer and Corporate Secretary of the Company since December 2000. Before coming to Proginet, Ms. DiMaria spent fifteen years with Grant Thornton LLP, an international accounting and consulting firm. A 1985 graduate of St. John’s University with a degree in Accounting, Ms. DiMaria earned the professional title of CPA in New York State in 1990. She is a member of the New York State Society of CPAs and the AICPA.

John W. Gazzola joined Proginet in October 2003 as Senior Vice President of Sales. Mr. Gazzola brings 25 years of sales and sales management experience to his role at Proginet. He started his career at ADP in 1979 spending 14 years in various regional and national sales positions. While at JBA International from 1993 to 1999, Mr. Gazzola contributed significantly to that company’s growth and market leadership in ERP software solutions for global 2000 companies. From 1999 to 2003, Mr. Gazzola gained additional experience in the B2B sales arena while at Nistevo Corporation. Just prior to joining Proginet, Mr. Gazzola was employed as the Northeast Regional Sales Manager of Comshare Inc. Mr. Gazzola is responsible for the operations and strategic leadership of the direct and indirect sales teams at Proginet.

Arne H. Johnson was appointed Senior Vice President of Strategic Planning and Marketing in November 2002. Previously, Mr. Johnson had served as Vice President of Strategic Planning, Indirect Channels and Systems Engineering of the Company since January 2001. He was also the Company’s Vice President of Development from June 1997 to January 2001. From 1992 to June 1997, he served as President of Huntington Consulting Group, a software consulting company, where his clients included J.P. Morgan Investment Management. Mr. Johnson also served as Senior Vice President and Vice President of Nationar Bank, a correspondent commercial bank, from 1985 to 1992, and as Vice President of Chase Manhattan Bank, a global banking organization, from 1978 to 1985. Mr. Johnson holds a Bachelors degree in Systems Engineering from Polytechnic Institute of New York and a Masters of Business Administration degree from Pace University.

Executive Compensation

The following table sets forth, for the fiscal years ended July 31, 2006, 2005, and 2004, information concerning total compensation paid to our chief executive officer and each of the other executive officers who received in excess of $100,000 for services rendered during the fiscal year ended July 31, 2006, in all capacities to the Company (the "Named Executive Officers"). In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits totaling less than 10% of the total salary and bonus reported. The columns for "Other Annual Compensation" and "All Other Compensation" have been omitted because there is no such compensation required to be reported.

	Annual Compensation			Long - Term Compensation
	$(US)			Awards
Name and Principal Position	FY	Salary $	Bonus $	Options Granted
Kevin M. Kelly Chief Executive Officer and President	06 05 04	230,000 224,167 220,000	16,500 - -	125,000 20,000 -
Thomas C. Bauer Chief Technology Officer	06 05 04	158,542 153,125 150,000	6,000 - -	75,000 20,000 -
Kevin Bohan Chief Information Officer	06 05 04	150,000 141,250 118,500	6,000 - (1) 2,510	75,000 20,000 -
Debra A. DiMaria Chief Financial Officer	06 05 04	159,750 155,375 152,250	6,090 - -	75,000 20,000 -
John W. Gazzola Senior Vice President of Sales	06 05 04(2)	140,000 140,000 110,384	(1)21,571 (1)23,237 (1)17,000	75,000 20,000 30,000
Arne Johnson Senior Vice President of Strategic Planning and Marketing	06 05 04	162,500 158,125 155,000	6,200 - -	75,000 20,000 -

(1) Commission and draw paid on sales license revenue.

(2) Reflects payment of salary to Mr. Gazzola from October 20, 2003 upon commencement of his employment with the Company through July 31, 2004.

Stock Options

The following table provides information in respect to the stock option grants made to Named Executive Officers during fiscal year 2006. No stock appreciation rights were granted during fiscal year 2006 to the Named Executive Officer(s).

Name	Number of Securities Under Option Grants	% of Total Options Granted to Employee(s) in Fiscal Year	Exercise Price ($U.S)	Expiration Date

Kevin M. Kelly	125,000	25%	.75	11/22/2015
Thomas C. Bauer	75,000	15%	.75	11/22/2015
Kevin Bohan	75,000	15%	.75	11/22/2015
Debra A. DiMaria	75,000	15%	.75	11/22/2015
John W. Gazzola	75,000	15%	.75	11/22/2015
Arne Johnson	75,000	15%	.75	11/22/2015

The following table provides information with respect to the number of outstanding stock options held by each of the Named Executive Officers as of July 31, 2006.

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In The Money Options at Fiscal Year End (1)
Name of Executive Officer	Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin M. Kelly	463,765	-	130,815
Thomas C. Bauer	215,882	-	40,332
Kevin Bohan	203,000	-	74,750
Debra DiMaria	195,000	-	69,750
John W. Gazzola	125,000	-	38,850
Arne H. Johnson	187,500	-	66,575

(1) Represents the fair market value of one share of our common stock at July 31, 2006, minus the exercise price.

There were no stock options exercised by any of the Named Executive Officers for the fiscal year ending July 31, 2006.

Related Party Transactions

The Company has no related party transactions to report.